FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC SETTLES FOREIGN EXCHANGE INVESTIGATION
WITH THE US DEPARTMENT OF JUSTICE

HSBC Holdings plc has entered into a three-year deferred prosecution agreement with the US Department of Justice (DoJ) to resolve the DoJ's investigation into HSBC's historical foreign exchange sales and trading activities within its Global Markets business.

Under the agreement, HSBC will pay a total of US$101.5m, including a US$63.1m fine and US$38.4m in restitution. The payment reflects a 15% reduction in the fine amount in recognition of HSBC's cooperation during the investigation and its extensive remediation. The payment has already been fully provided for as disclosed in HSBC's 2016 Annual Report and Accounts and the Interim Report 2017.

HSBC has also agreed to take additional steps to enhance its Global Markets compliance programme and internal controls and agreed to cooperate fully with regulatory and law enforcement authorities.

The conduct described in the agreement occurred in 2010 and 2011. Since then, HSBC has introduced a number of measures designed to make the control environment in its Global Markets business more robust. The DoJ recognises these extensive improvements, noting that HSBC has dedicated significant resources to strengthening its systems and controls. As described in the agreement, HSBC's improvements in this area include, among other things:

● implementing algorithmic trading to manage risk around benchmark orders;
● updating its policies for sales, pricing, order handling, managing confidential client information and conflicts of interest, pre-hedging, and market abuse; and
● engaging outside firms to audit its internal controls and to enhance its trade, voice, and audio surveillance.

HSBC is committed to ensuring fair outcomes for its customers and protecting the orderly and transparent operation of the markets.

This agreement follows earlier settlements relating to HSBC's FX trading business with the UK Financial Conduct Authority and US Commodity Futures Trading Commission in November 2014 and with the US Federal Reserve Board in September 2017 related to controls and procedures.

Media enquiries to:
Jezz Farr                                +44 (0) 20 7991 3124              jezz.farr@hsbc.com
Adam Bradbery                     +44 (0) 20 7991 8164              adam.bradbery@hsbc.com

Investor enquiries to:
Richard O'Connor                 +44 (0) 20 7991 6590              richard.j.oconnor@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,526bn at 30 September 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 January 2018